News Release

Alexco Announces Initial Underground Drill Results, Bellekeno Mine: High
Grade Silver-Zinc-Lead Mineralization Extended in Upper East Zone

April 20, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce initial results from its 2009 underground core drilling program at the Bellekeno Mine, Keno Hill Silver District, Yukon. Initial definition diamond drilling in the upper portion of the Bellekeno East Zone, one of three zones that comprise the Bellekeno resource, has confirmed and extended the high grade silver-zinc mineralization previously identified in surface drilling in 2007. The preliminary drilling of the upper East Zone was completed while development headings for definition drilling of the “99” and Southwest Zones, which host the bulk of the Bellekeno resource, were being advanced.

Highlights

  The Bellekeno deposit currently comprises two separate, metallogenically distinct areas: the silver/lead-rich “99” and Southwest Zones containing an inferred resource of 357,800 tonnes averaging 1,394 grams per tonne silver, 19.0% lead and 5.5% zinc; and approximately 400 meters to the north, the zinc/silver-rich East Zone containing an inferred resource of 179,000 tonnes averaging 21.3% zinc, 263 grams per tonne silver and 2.0% lead (see news release dated January 30, 2008 entitled “Alexco Outlines New Zinc-Silver Zone at Bellekeno and Updates Resource Estimate”).

  Drilling in the upper portion of the East Zone has identified and extended high grade silver-rich mineralization approximately 30 meters to the south and 30 meters up dip from the currently inferred East Zone resource (based on a 1,000 g/t silver equivalent cutoff). Complete assay results have been received for 12 of 13 holes drilled in the Bellekeno upper East Zone resource area. Results include the following:

    DDH BKUD09-041 cut two intervals: the first grading 2,585 grams per tonne silver (75.4 ounces per ton), 1.025 grams per tonne gold, 2.04% lead and 29.21% zinc or 134.4 ounces per ton silver equivalent* over 3.87 meters from 27.00 to 30.87 meters; and the second grading 1,973 grams per tonne silver (57.6 ounces per ton), 0.797 grams per tonne gold, 5.52% lead and 11.81% zinc or 134.4 ounces per ton silver equivalent* over 3.22 meters from 33.90 to 37.12 meters.
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    DDH BKUD09-046 cut two intervals: the first grading 2,686 grams per tonne silver (78.4 ounces per ton), 1.037 grams per tonne gold, 18.45% lead and 8.21% zinc or 116.5 ounces per ton silver equivalent* over 2.25 meters from 54.75 to 57.00 meters; and the second grading 1,695 grams per tonne silver (49.4 ounces per ton), 0.620 grams per tonne gold, 0.84% lead and 2.56% zinc or 56.4 ounces per ton silver equivalent* over 0.30 meters from 59.95 to 60.25 meters.

    DDH BKUD09-040 cut an interval grading 1,167 grams per tonne silver (34.0 ounces per ton), 0.610 grams per tonne gold and 7.95% lead and 6.66% zinc or 56.6 ounces per ton silver equivalent* over 2.85 meters from 41.40 to 44.25 meters.

    DDH BKUD09-042 cut two intervals: the first grading 2,900 grams per tonne silver (84.6 ounces per ton), 1.820 grams per tonne gold, 2.87% lead and 29.70% zinc or 147.0 ounces per ton silver equivalent* over 0.63 meters from 25.32 to 25.95 meters; and the second grading 1,330 grams per tonne silver (38.8 ounces per ton), 0.520 grams per tonne gold, 9.58% lead and 10.50% zinc or 70.3 ounces per ton silver equivalent* over 0.56 meters from 29.50 to 30.06 meters.

    DDH BKUD09-047 cut an interval grading 853 grams per tonne silver (24.9 ounces per ton), 0.145 grams per tonne gold and 9.06% lead and 0.16% zinc or 35.6 ounces per ton silver equivalent* over 1.09 meters from 70.20 to 71.29 meters.

*	Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

The initial underground drilling in the Bellekeno Mine was completed in the silver-rich upper portion of the East Zone resource in March while underground rehabilitation of the “99” and Southwest Zones was ongoing. This work is now substantially complete and drilling is underway in both the “99” and Southwest Zones. The definition drilling is designed to confirm and increase confidence in Alexco’s National Instrument 43-101 (“NI 43-101”) compliant resource estimate from January 2008 noted above, as well as to collect data relevant to mining conditions. Results from early East Zone drilling are encouraging, with several drill holes intersecting two distinct mineralized structures: the main “48” vein and the “49” vein, a vein-splay occurring exclusively in the East zone. Both structures locally host high-grade silver-zinc-lead mineralization with local gold credits.

Update on Bellekeno Underground Operations and Drilling Program

A minimum of 10,000 meters of underground infill/exploration diamond drilling is currently scheduled at Alexco’s Bellekeno mine in 2009. The primary goal of the program is to update the independent NI 43-101 resource estimate for Bellekeno from January 2008 (combined 537,000 tonnes grading 1,016 g/tonne Ag, 0.4 g/tonne Au, 13.5% Pb and 10.7% Zn; see above) and to collect mining-related geotechnical data prior to a construction decision scheduled for later this year.

Alexco’s 2009 drill program began in February, focusing on the upper part of the East Zone where approximately 710 meters were drilled. Drilling is currently underway at the upper “99” and Southwest Zones. In addition to drill data, crosscuts through the mineralization will also be examined as they become available. Results from all the 2009 underground drilling and development will be used to refine geotechnical models and update the Bellekeno geologic model for future resource estimates. In addition, as results are compiled, optimal areas for initial bulk sampling of the mineralization will be identified. Because of the very high silver grades in portions of the Bellekeno deposit, potential areas for bulk sampling will be carefully analyzed to limit impact on future potential mine sequencing and production.

A total of 1,162 meters of underground development and 530 meters of underground rehabilitation have been completed to date at Bellekeno. A further 1,150 meters of underground rehabilitation is anticipated to complete the current phase of the Bellekeno underground redevelopment program. Approximately 150,000 manhours have been expended in the current underground mining program without a lost time accident, a credit to the underground contractors, Procon Mining & Tunnelling Ltd. and Boart Longyear Canada, and Alexco’s underground supervisory staff and employees. Further updates on underground drilling and sampling will be released as the program progresses.

A construction decision for Bellekeno is anticipated either late in the second quarter or early in the third quarter of this year. A total of US$35 million for construction and development of the Bellekeno Mine will be provided by Silver Wheaton upon completion of a mutually acceptable development plan. Under a silver purchase agreement, Silver Wheaton will purchase 25% of future district silver production at a cost of US$3.90 per ounce of silver delivered, plus up-front deposit payments to Alexco totaling US$50 million. An initial US$15 million deposit payment was received in December 2008, and the remaining US$35 million will be received on a monthly draw-down basis commencing once a positive construction decision has been made and subject to certain other conditions including Alexco having sufficient committed funds available to complete construction and achieve production within specified time frames.

A composite table listing those 2009 Bellekeno East drill holes having complete assay results is listed below. The table, along with drill hole location maps for past and current programs, is available on the company website at www.alexcoresource.com.

Alexco Surface Exploration Plans, 2009

Alexco plans to continue exploration of additional targets within the approximately 23,350 hectare Keno Hill project area in 2009. Drill bids for a 10,000 meter surface program are currently being reviewed, with an anticipated start date for drilling of June 1, 2009. Between 2006 and 2008, Alexco diamond drilled 14 of the approximately 35 historical mine areas in the Keno Hill Silver district. The 2009 surface exploration program will focus on a combination of follow up work, continued systematic drill evaluation of untested historical mine areas, and a new program designed to begin testing for “blind” deposits based on recently completed computer modeling of district-wide historical data. Surface drilling is also planned for the areas immediately adjacent to Bellekeno to test potential parallel mineralized structures.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thickness.

The 2009 infill/exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by NI 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs facility at North Vancouver, BC for preparation followed by fire assay and multi-element ICP analyses. The contents of this news release have been reviewed by Mr. Dodd, who takes responsibility for the disclosure herein of scientific and technical information pertaining to Alexco’s mineral properties.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Assay Composite Table - Bellekeno

	From	To	Length	Ag	Ag	Au	Au	Pb	Zn	Ag eq*
Hole #	meters	meters	meters	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton
BKUD09-040	41.40	44.25	2.85	1,167.0	34.0	0.610	0.018	7.95	6.66	56.6
includes	41.40	43.26	1.86	1,769.0	51.6	0.930	0.027	12.09	10.14	86.0
includes	42.29	42.48	0.55	4,320.0	126.0	1.030	0.030	39.52	8.87	189.1
BKUD09-040	46.50	47.07	0.57	172.0	5.0	0.680	0.020	0.11	1.70	9.4
BKUD09-040	49.09	50.03	0.94	61.1	1.8	0.180	0.005	0.04	0.69	3.5
BKUD09-040	50.25	51.05	0.80	76.8	2.2	0.230	0.007	0.05	0.50	3.7

BKUD09-041	27.00	30.87	3.87	2,584.0	75.4	1.025	0.030	2.04	29.21	134.4
includes	27.00	29.88	2.88	3,415.0	99.6	1.371	0.040	2.72	38.93	178.3
BKUD09-041	33.90	37.12	3.22	1,973.0	57.6	0.797	0.023	5.52	11.81	87.4
includes	35.15	37.12	1.97	3,056.0	89.1	0.877	0.026	8.86	14.12	127.3

BKUD09-042	25.32	25.95	0.63	2,900.0	84.6	1.820	0.053	2.87	29.70	147.0
BKUD09-042	28.30	30.06	1.76	454.0	13.2	0.486	0.014	3.16	3.71	24.7
includes	29.50	30.06	0.56	1,330.0	38.8	0.520	0.015	9.58	10.50	70.3
BKUD09-042	32.72	33.90	1.18	41.7	1.2	0.027	0.001	0.26	0.59	2.7

BKUD09-043	25.58	27.75	2.17	311.0	9.1	0.500	0.015	1.14	9.70	29.5

BKUD09-044	44.24	44.44	0.20	570.0	16.6	0.620	0.018	0.04	0.41	18.6

BKUD09-046	54.75	57.00	2.25	2,686.0	78.4	1.037	0.030	18.45	8.21	116.5
includes	55.45	56.48	1.03	4,692.0	136.9	0.923	0.027	36.80	15.05	208.3
BKUD09-046	57.30	58.04	0.74	54.9	1.6	0.020	0.001	0.81	0.33	3.2
BKUD09-046	59.95	60.25	0.30	1,695.0	49.4	0.620	0.018	0.84	2.56	56.4

BKUD09-047	65.70	67.26	1.56	142.2	4.1	0.280	0.008	0.29	2.12	9.0
BKUD09-047	69.00	69.14	0.14	426.0	12.4	0.160	0.005	2.74	0.62	17.0
BKUD09-047	70.20	71.29	1.09	852.7	24.9	0.145	0.004	9.06	0.16	35.6

BKUD09-048	69.24	69.80	0.56	1,770.0	51.6	0.590	0.017	12.45	15.10	95.1
BKUD09-048	71.26	71.54	0.28	41.5	1.2	0.005	0.000	0.03	0.16	1.6
BKUD09-048	79.08	79.28	0.20	37.4	1.1	0.005	0.000	0.03	0.98	3.0
BKUD09-048	85.50	85.87	0.37	671.0	19.6	0.060	0.002	8.80	2.01	33.4
BKUD09-048	87.72	89.87	2.15	111.6	3.3	0.408	0.012	1.05	0.24	5.7
BKUD09-048	95.13	95.42	0.29	55.6	1.6	1.810	0.053	0.15	11.20	26.3

Table continued

	From	To	Length	Ag	Ag	Au	Au	Pb	Zn	Ag eq*
Hole #	meters	meters	meters	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton
BKUD09-050	28.70	28.91	0.21	212.0	6.2	0.790	0.023	4.52	1.22	15.1
BKUD09-050	34.92	35.30	0.38	325.0	9.5	0.030	0.001	0.07	0.29	10.2

BKUD09-051	38.70	39.50	0.80	472.0	13.8	0.820	0.024	0.67	1.30	18.5

BKUD09-052	No Significant Intercepts

BKUD09-053	55.18	55.50	0.32	46.5	1.4	0.005	0.000	0.01	0.08	1.5
BKUD09-053	58.62	58.97	0.35	67.4	2.0	0.170	0.005	0.06	0.99	4.2

*Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.
Note: Composites were calculated using a 30 g/tonne Ag cutoff with a maximum 2 meters internal dilution